

February 6, 2026

Thurman J. Rodgers
Chief Executive Officer
SunPower Inc.
45700 Northport Loop East
Fremont, CA 94538

      Re: SunPower Inc.
           Registration Statement on Form S-1
           Filed January 30, 2026
           File No. 333-293093

Dear Thurman J. Rodgers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction